Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center
2 Queen’s Road Central
Central, Hong Kong
Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London E14 4QA
United Kingdom
VIA EDGAR and FACSIMILE
March 23, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jennifer Gowetski, Senior Counsel Kevin Woody, Accounting Branch Chief Erin Martin, Attorney-Advisor Howard Efron, Staff Accountant

Re:	China Lodging Group, Limited (the “Company”) Registration Statement on Form F-1 (File No. 333-165247)
Ladies and Gentlemen:
     We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m. New York City Time on March 25, 2010, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 15, 2010, through the date hereof:
     Preliminary Prospectus dated March 15, 2010:
     9218 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,
GOLDMAN SACHS (ASIA) L.L.C.
MORGAN STANLEY & CO. INTERNATIONAL PLC
As Representatives of the several Underwriters
By: GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Xiaoyin Zhang
Name:	Xiaoyin Zhang
Title:	Managing Director

By: MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Barbara Wong
Name:	Barbara Wong
Title:	Executive Director

[Signature Page — Underwriters’ Acceleration Request]